SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

WEST COAST BANCORP
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

952145100
(CUSIP Number)

SIMON GLICK
GF FINANCIAL, LLC
1271 AVENUE OF THE AMERICAS
NEW YORK, NY 10020
(212) 259-0301

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

Copy to:

MARK J. MENTING, ESQ.
WILLIAM G. FARRAR, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000

January 20, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 952145100	Schedule 13D	Page 2 of 11

1	NAME OF REPORTING PERSONS

GF Financial, LLC(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

7,285,000(2)(3)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,285,000(2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,285,000(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.36%(4)
14	TYPE OF REPORTING PERSON

OO

(1) GF Financial, LLC (“GFF”) is 90% owned by Diaco Investments, L.P., which is its managing member, and 10% owned by Starlight Investment Limited Partnership.
(2) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(3) GFF also directly owns: (i) 8,782 shares of Series B Mandatorily Convertible Participating Preferred Stock (“Series B Preferred Stock”), which is convertible into 439,100 shares of common stock, no par value (“Common Stock”) of West Coast Bancorp (“WCB”) if such shares of Series B Preferred Stock are transferred to unaffiliated third parties in a widely dispersed offering and (ii) a Class C Warrant, which is exercisable for 55,000 shares of Series B Preferred Stock that would be convertible into 2,750,000 shares of Common Stock if such shares of Series B Preferred Stock are transferred to unaffiliated third parties in a widely dispersed offering.  Since GFF does not have the right to acquire such Common Stock and will have no voting or investment power over such Common Stock, those underlying shares of Common Stock are not included in the amount reported herein.
(4) Calculation based on 87,171,915 shares of Common Stock, which includes 15,729,465 shares outstanding as of December 8, 2009 per WCB’s Definitive Proxy Statement on Schedule 14A filed on December 14, 2009 (the “Proxy Statement”) and the conversion of all the Series A Mandatorily Convertible Participating Preferred Stock (“Series A Preferred Stock”) into an aggregate of 71,442,450 shares of Common Stock, which occurred on January 27, 2010.

CUSIP NO. 952145100	Schedule 13D	Page 3 of 11

1	NAME OF REPORTING PERSONS

Diaco Investments, L.P.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

7,285,000(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,285,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,285,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.36%(3)
14	TYPE OF REPORTING PERSON

PN

(1) Diaco Investments, L.P. (“Diaco”) is the managing member and 90% owner of GFF.  Diaco’s general partner is Siget, L.L.C., of which Simon Glick is its managing member.
(2) The information set forth in Items 4, 5 and 6 of this statement Schedule 13D is incorporated herein by reference.
(3) Calculation based on 87,171,915 shares of Common Stock, which includes 15,729,465 shares outstanding as of December 8, 2009 per WCB’s Proxy Statement and the conversion of all the Series A Preferred Stock into an aggregate of 71,442,450 shares of Common Stock, which occurred on January 27, 2010.

CUSIP NO. 952145100	Schedule 13D	Page 4 of 11

1	NAME OF REPORTING PERSONS

Siget, L.L.C.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

7,285,000(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,285,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,285,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.36%(3)
14	TYPE OF REPORTING PERSON

OO

(1) Siget, L.L.C. (“Siget”) is general partner of Diaco, which owns 90% of GFF.  Simon Glick is the managing member of Siget.
(2) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(3) Calculation based on 87,171,915 shares of Common Stock, which includes 15,729,465 shares outstanding as of December 8, 2009 per WCB’s Proxy Statement and the conversion of all the Series A Preferred Stock into an aggregate of 71,442,450 shares of Common Stock, which occurred on January 27, 2010.

CUSIP NO. 952145100	Schedule 13D	Page 5 of 11

1	NAME OF REPORTING PERSONS

Simon Glick(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐
3	SEC USE ONLY:

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

7,285,000(2)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

7,285,000(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,285,000(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.36%(3)
14	TYPE OF REPORTING PERSON

IN

(1) Mr. Glick is the managing member and 55% owner of Siget, which is general partner of Diaco.  Diaco owns 90% of GFF.
(2) The information set forth in Items 4, 5 and 6 of this statement on Schedule 13D is incorporated herein by reference.
(3) Calculation based on 87,171,915 shares of Common Stock, which includes 15,729,465 shares outstanding as of December 8, 2009 per WCB’s Proxy Statement and the conversion of all the Series A Preferred Stock into an aggregate of 71,442,450 shares of Common Stock, which occurred on January 27, 2010.

CUSIP NO. 952145100	Schedule 13D	Page 6 of 11

Information in respect of each Reporting Person (as defined below) is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of West Coast Bancorp, an Oregon corporation (“WCB”). The principal executive offices of WCB are located at 5335 Meadows Road, Suite 201, Lake Oswego, Oregon 97035.

Item 2.	Identity and Background

(a)   This Statement is being filed on behalf of GF Financial, LLC, a Delaware limited liability company (“GFF”), Diaco Investments, L.P., a Delaware limited partnership and managing member of GFF (“Diaco”), Siget, L.L.C., a Delaware limited liability company and general partner of Diaco (“Siget”) and Mr. Simon Glick, the managing member of Siget (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”). The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.

(b)   The address of the principal business of the Reporting Persons is c/o GF Financial, LLC, 1271 Avenue of the Americas, 48th Floor, New York, New York 10020.

(c)   The principal business of GFF is that of making investments. Diaco serves as managing member of GFF.  Siget serves as general partner of Diaco.  Mr. Glick serves as managing member of Siget.

(d)   During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   GFF, Diaco and Siget are each organized under the laws of Delaware.  Mr. Glick is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 below, on October 23, 2009, WCB and GFF entered into an Investment Agreement (the “Investment Agreement”).  Pursuant to the Investment Agreement and immediately following the execution thereof, GFF purchased 145,700 shares of Series A Mandatorily Convertible Participating Preferred Stock (“Series A Preferred Stock”), 8,782 shares of Series B Mandatorily Convertible Participating Preferred Stock (“Series B Preferred Stock”), a Class C Warrant exercisable to purchase 55,000 shares of Series B Preferred Stock (“Class C Warrant”) and a Class D Warrant exercisable to purchase 23,917 shares of Series B Preferred Stock (“Class D Warrant”) (together, the “Securities”) for an aggregate purchase price of $15,448,200.00 in cash.  The funds used by GFF were obtained from working capital.

Item 4.	Purpose of the Transaction

The Reporting Persons acquired the Securities in the ordinary course of business because of the belief that the Common Stock represented an attractive investment.  Subject to the limitations described below in this Item 4, the Reporting Persons from time to time may decide to increase or decrease their investment in WCB through shares of Common Stock or other capital stock of WCB in open market or private transactions or otherwise. The timing and amount of any such increase or decrease may depend upon the price and availability of shares of WCB’s capital stock, subsequent developments affecting WCB, WCB’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant.

CUSIP NO. 952145100	Schedule 13D	Page 7 of 11

The Investment

On October 23, 2009, GFF entered into the Investment Agreement with WCB, pursuant to which GFF agreed, subject to the terms and conditions of the Investment Agreement, to invest $15,448,200.00 in WCB through a direct purchase of non-voting participating preferred stock and warrants (the “Investment”) consisting of: (i) 145,700 shares of Series A Preferred Stock convertible under the circumstances described below into an aggregate of 7,285,000 shares of Common Stock, (ii) 8,782 shares of Series B Preferred Stock convertible under the circumstances described below into an aggregate of 439,100 shares of Common Stock, (iii) a Class C Warrant exercisable for an aggregate of 2,750,000 shares of Common Stock and (iv) a Class D Warrant exercisable following the satisfaction of certain conditions for an aggregate of 1,195,853 shares of Common Stock only if approval of the Stockholder Proposals (defined below) were not obtained by March 1, 2010 (the “Meeting End Date”).  Because the Stockholder Proposals were approved on January 20, 2010, which was prior to the Meeting End Date, the Class D Warrants have expired in accordance with their terms and were never exercised.  The Investment, including the exercise of the Class C Warrant, is generally subject to the requirement that GFF not own more than 10% of any class of voting securities of WCB as calculated under applicable regulations of the Board of Governors of the Federal Reserve System (the “Ownership Limit”).

The following is a description of the material terms of the Investment Agreement and the Securities:

Stockholder Proposals.  Pursuant to the Investment Agreement, WCB is required to seek the approval of its stockholders to (i) approve the issuance of Common Stock upon conversion of the Series A Preferred Stock and Series B Preferred Stock (including the Series B Preferred Stock issuable upon the exercise of the Class C Warrant) for purposes of NASDAQ Listing Rule 5635 and (ii) amend WCB’s Restated Articles of Incorporation to increase the number of authorized shares of Common Stock to 250,000,000 (collectively, the “Stockholder Proposals”).  On January 20, 2010, WCB obtained the approval of its stockholders for the Stockholder Proposals.  Upon approval of the Stockholder Proposals, the Class D Warrants expired and were never exercised.

Board Representation.  Also pursuant to the Investment Agreement, on January 13, 2010, WCB appointed Simon Glick as director on both the Board of Directors of WCB (the “Board”) and the board of directors of West Coast Bank, subject to receipt of applicable regulatory approvals, to serve for so long as GFF owns at least 5% or more of all the outstanding shares of Common Stock (counting for such purposes all shares of Common Stock into or for which shares of any Securities owned by GFF are directly or indirectly convertible or exercisable) (a “Qualifying Ownership Interest”).  At Mr. Glick’s or his designee’s option, the Board will appoint Mr. Glick to WCB’s Governance & Nominating Committee, Executive Committee, and Loan, Investment & Asset/Liability Committee (or any successor committees thereto) so long as he or his designee qualifies to serve on such committees under applicable rules of the NASDAQ, WCB’s corporate governance guidelines and the charters of such committees.  WCB is required to recommend to its stockholders the election of  Mr. Glick or his designee to the Board and the board of directors of West Coast Bank at WCB’s annual meeting, subject to satisfaction of all legal and governance requirements, for as long as GFF holds a Qualifying Ownership Interest.

Standstill.  The Investment Agreement places certain restrictions on the ability of GFF and its affiliates to transact in the securities of WCB without the prior written approval of WCB until such time as GFF no longer owns 5% of the outstanding shares of Common Stock.  Such restrictions include the ability of GFF to (i) acquire (or offer, agree or propose to acquire, other than as contemplated in the Investment Agreement) beneficial ownership of any voting securities of WCB above the Ownership Limit; (ii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of WCB; (iii) call a meeting of the stockholders of WCB, or seek, propose or act to influence or control the management, the Board or policies of WCB; (iv) enter into or agree, offer, propose or seek to enter into any acquisition, merger or other business combination relating to all or part of the assets of WCB or any of its subsidiaries or any of their respective businesses; and certain other restrictions.

Transfer Restrictions.  In addition, GFF may not transfer any securities of WCB acquired pursuant to the Investment Agreement (including the securities reported in this Statement) except following the date that is 12 months from October 23, 2009.  Notwithstanding this restriction, GFF may transfer securities: (i) to certain of its affiliates, (ii) if WCB undergoes a change of control or (iii) to avoid being deemed to “control” WCB for bank regulatory purposes as a result of any changes in the amount of WCB securities held by GFF not caused by GFF such as repurchases, recapitalizations, redemptions or similar actions by WCB.

Series A Preferred Stock. The rights, preferences and privileges of the Series A Preferred Stock and Series B Preferred Stock are set forth in the respective Articles of Amendment filed with the Secretary of State of Oregon.  Under the terms of the Series A Preferred Stock, which are non-voting, holders of the Series A Preferred Stock initially received such dividends and other distributions as declared and paid by WCB to all holders of Common Stock.  Upon receipt of stockholder approval on January 20, 2010, all Series A Preferred Stock automatically converted into Common Stock on January 27, 2010, and GFF’s Series A Preferred Stock automatically converted into an aggregate of 7,285,000 shares of Common Stock.

CUSIP NO. 952145100	Schedule 13D	Page 8 of 11

The Series B Preferred Stock.  As a result of the Stockholder Proposals being approved, the non-voting Series B Preferred Stock is mandatorily convertible into Common Stock but only if sold to unaffiliated third parties in a widely dispersed offering.  Holders of the Series B Preferred Stock receive such dividends and other distributions as declared and paid by WCB to all holders of Common Stock.  GFF’s Series B Preferred Stock, which is not redeemable and will never be convertible in the hands of GFF, is convertible into an aggregate of 439,100 shares of Common Stock, subject to customary anti-dilution adjustments.

The Class C Warrant.  The Class C Warrant was issued to GFF for its separate efforts in negotiating, structuring and diligencing its investment.  GFF’s Class C Warrant has a term of seven years and is exercisable for 55,000 shares of Series B Preferred Stock that would be convertible into 2,750,000 shares of Common Stock at an exercise price of $2.00 per share when such shares of Series B Preferred Stock are transferred to unaffiliated third parties in a widely dispersed offering, subject to customary anti-dilution adjustments.

The Class D Warrant.  The Class D Warrant was exercisable only after the Meeting End Date in the event stockholder approval was not obtained by then.  However, since approval of the Stockholder Proposals was obtained prior to the Meeting End Date, the Class D Warrant has expired.

The foregoing summary of the Investment Agreement, the terms contained in the Articles of Amendment designating the Series A Preferred Stock and the Series B Preferred Stock, the Class C Warrant and the Class D Warrant is not intended to be complete and is qualified in its entirety by reference to the full text of the Form of Investment Agreement, Articles of Amendment of the Series A Preferred Stock, Articles of Amendment of the Series B Preferred Stock, the Form of Class C Warrant and the Form of Class D Warrant, attached hereto as Exhibits 2, 3, 4, 5, and 6, respectively, and incorporated herein by reference.

On October 23, 2009 and in connection with the Investment, the Board adopted a Tax Benefit Preservation Plan (the “Plan”) with Wells Fargo Bank, National Association, as rights agent, to preserve WCB’s tax assets.  The Board adopted the Plan in an effort to protect stockholder value by attempting to protect against a possible limitation on WCB’s ability to use net operating losses, tax credits and other tax assets under the Internal Revenue Code of 1986, as amended, and the rules promulgated by the Internal Revenue Service.  The foregoing summary of the Plan is not intended to be complete and is qualified in its entirety by reference to the full text of the Plan, attached hereto as Exhibit 7 and incorporated herein by reference.

Additional Disclosure

Except as set forth herein, none of the Reporting Persons have any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)   As of January 20, 2010, GFF may be deemed to beneficially own 7,285,000 shares of Common Stock, representing approximately 8.36% of the outstanding shares of Common Stock (based on 15,729,465 shares outstanding as of December 8, 2009 per WCB’s Definitive Proxy Statement on Schedule 14A filed on December 14, 2009 and 71,442,450 shares of Common Stock issued upon the conversion of all of the Series A Preferred Stock, which occurred on January 27, 2010).  Due to their respective relationships with GFF and each other, each of the Reporting Persons may be deemed to share voting and disposition power with respect to the 7,285,000 shares of Common Stock reported herein.

(b)   Due to their respective relationships with GFF and each other, each of the Reporting Persons may be deemed to share voting and disposition power with respect to the 7,285,000 shares of Common Stock reported herein.

(c)   On October 23, 2009, GFF acquired 145,700 shares of Series A Preferred Stock, 8,782 shares of Series B Preferred Stock, a Class C Warrant exercisable to purchase 55,000 shares of Series B Preferred Stock and a Class D Warrant exercisable to purchase 23,917 shares of Series B Preferred Stock (in each case, subject to customary anti-dilution adjustments) for an aggregate purchase price of $15,448,200.00.  On January 20, 2010, the Class D Warrant expired.  On January 27, 2010, the 145,700 shares of Series A Preferred Stock automatically converted into 7,285,000 shares of Common Stock.  The Reporting Persons do not have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of GFF’s ownership of the Series B Preferred Stock and the Class C Warrant.

(d)   No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

(e)   Not applicable.

CUSIP NO. 952145100	Schedule 13D	Page 9 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

In connection with the Investment, GFF made certain passivity commitments (the “Passivity Commitments”) to the Board of Governors of the Federal Reserve System to ensure that GFF will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of WCB or any of its subsidiaries.  The Passivity Commitments are attached hereto as Exhibit 8 and incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on February 1, 2010, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of WCB.

Item 7.	Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of February 1, 2010, by and among GF Financial, LLC, Diaco Investments, L.P., Siget, L.L.C. and Simon Glick

Exhibit 2
Form of Investment Agreement, dated as of October 23, 2009, by and between West Coast Bancorp and the investors party thereto (incorporated by reference to Exhibit 10.1 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 3
Articles of Amendment of Mandatorily Convertible Cumulative Participating Preferred Stock, Series A, of West Coast Bancorp (incorporated by reference to Exhibit 3.1 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 4
Articles of Amendment of Mandatorily Convertible Cumulative Participating Preferred Stock, Series B, of West Coast Bancorp (incorporated by reference to Exhibit 3.2 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 5	Form of Class C Warrant (incorporated by reference to Exhibit 4.2 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 6	Form of Class D Warrant (incorporated by reference to Exhibit 4.3 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 7
Tax Benefit Preservation Plan, dated as of October 23, 2009, between West Coast Bancorp and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.4 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 8	Passivity Commitments Letter, dated as of October 23, 2009, from GF Financial, LLC to the Board of Governors of the Federal Reserve System

CUSIP NO. 952145100	Schedule 13D	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2010

GF FINANCIAL, LLC

By:	Diaco Investments, L.P., a Delaware limited partnership and managing member of GF Financial, LLC

By:	Siget, L.L.C., a Delaware limited liability company and general partner of Diaco Investments, L.P.

By:	/s/ Simon Glick
	Name:	Simon Glick
	Title:	Managing Member

DIACO INVESTMENTS, L.P.

By:	Siget, L.L.C., a Delaware limited liability company and general partner of Diaco Investments, L.P.

By:	/s/ Simon Glick
	Name:	Simon Glick
	Title:	Managing Member

SIGET, L.L.C.

By:	/s/ Simon Glick
	Name:	Simon Glick
	Title:	Managing Member

SIMON GLICK

/s/ Simon Glick

CUSIP NO. 952145100	Schedule 13D	Page 11 of 11

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of February 1, 2010, by and among GF Financial, LLC, Diaco Investments, L.P., Siget, L.L.C. and Simon Glick

Exhibit 2
Form of Investment Agreement, dated as of October 23, 2009, by and between West Coast Bancorp and the investors party thereto (incorporated by reference to Exhibit 10.1 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 3
Articles of Amendment of Mandatorily Convertible Cumulative Participating Preferred Stock, Series A, of West Coast Bancorp (incorporated by reference to Exhibit 3.1 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 4
Articles of Amendment of Mandatorily Convertible Cumulative Participating Preferred Stock, Series B, of West Coast Bancorp (incorporated by reference to Exhibit 3.2 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 5	Form of Class C Warrant (incorporated by reference to Exhibit 4.2 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 6	Form of Class D Warrant (incorporated by reference to Exhibit 4.3 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 7
Tax Benefit Preservation Plan, dated as of October 23, 2009, between West Coast Bancorp and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.4 to WCB’s Current Report on Form 8-K, filed on October 28, 2009)

Exhibit 8	Passivity Commitments Letter, dated as of October 23, 2009, from GF Financial, LLC to the Board of Governors of the Federal Reserve System